# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PGIM Private Real Estate Fund, Inc., CIK 0001875084
CUSIP: 69419Y105
Title of class of securities: Class I common stock, par value $0.001
Address of issuer's principal executive offices: 655 Broad Street, 6TH FL, Newark, New Jersey (NJ), 07102
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0001104659-23-081301
Filed by CIK 0001972703
Persons authorized to receive notices and communications: Andrew French, c/o Prudential Insurance Co of America, 751 Broad Street, Newark, New Jersey (NJ), 07102, 973-367-2396

## Reporting persons
- PGIM Strategic Investments, Inc. (CIK 0001972703): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Comment: This Schedule 13D relates to the following classes of securities: Class I common stock, par value $0.001 per share (the "Class I Shares") with CUSIP No. 69419Y105, Class S common stock, par value $0.001 per share (the "Class S Shares") with CUSIP 69419Y303, Class D common stock, par value $0.001 per share (the "Class D Shares") with CUSIP 69419Y204 and the Class T common stock, par value $0.001 per share (the "Class T Shares") with CUSIP 69419Y402 of PGIM Private Real Estate Fund, Inc., a Maryland corporation (the "Issuer"). PGIM Strategic Investments, Inc. has shared voting power and dispositive power with respect to 0 Class I Shares, 1,055.844 Class S Shares, 1,067.891 Class D Shares and 1,055.844 Class T Shares. The aggregate amount beneficially owned by PGIM Strategic Investments, Inc. is 0 Class I Shares, 1,055.844 Class S Shares, 1,067.891 Class D Shares, and 1,055.844 Class T Shares representing 0 percent of Class I Shares, 100 percent of Class S Shares, 100 percent of Class D Shares, and 100 percent of Class T Shares. Cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class I Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- The Prudential Insurance Company of America (CIK 0000729057): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 7,326,017.66; sole dispositive power 0; shared dispositive power 7,326,017.66; aggregate amount beneficially owned 7,326,017.66 (99.9% of the class)
  Comment: Comment: This Schedule 13D relates to the following classes of securities: Class I common stock, par value $0.001 per share (the "Class I Shares") with CUSIP No. 69419Y105, Class S common stock, par value $0.001 per share (the "Class S Shares") with CUSIP 69419Y303, Class D common stock, par value $0.001 per share (the "Class D Shares") with CUSIP 69419Y204 and the Class T common stock, par value $0.001 per share (the "Class T Shares") with CUSIP 69419Y402 of PGIM Private Real Estate Fund, Inc., a Maryland corporation (the "Issuer"). The Prudential Insurance Company of America has shared voting power and dispositive power with respect to 7,326,017.662 Class I Shares, 0 Class S Shares, 0 Class D Shares and 0 Class T Shares. The aggregate amount beneficially owned by The Prudential Insurance Company of America is 7,326,017.662 Class I Shares, 0 Class S Shares, 0 Class D Shares, and 0 Class T Shares representing 99.9 percent of Class I Shares, 0 percent of Class S Shares, 0 percent of Class D Shares, and 0 percent of Class T Shares. Cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class I Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- Pruco Life Insurance Company (CIK 0000777917): type of reporting person: corporation (CO); citizenship or place of organization: Arizona (AZ); source of funds: other (OO); sole voting power 0; shared voting power 5,845,336.43; sole dispositive power 0; shared dispositive power 5,845,336.43; aggregate amount beneficially owned 5,845,336.43 (79.8% of the class)
  Comment: Comment: This Schedule 13D relates to the following classes of securities: Class I common stock, par value $0.001 per share (the "Class I Shares") with CUSIP No. 69419Y105, Class S common stock, par value $0.001 per share (the "Class S Shares") with CUSIP 69419Y303, Class D common stock, par value $0.001 per share (the "Class D Shares") with CUSIP 69419Y204 and the Class T common stock, par value $0.001 per share (the "Class T Shares") with CUSIP 69419Y402 of PGIM Private Real Estate Fund, Inc., a Maryland corporation (the "Issuer"). Pruco Life Insurance Company has shared voting power and dispositive power with respect to 5,845,336.434 Class I Shares, 0 Class S Shares, 0 Class D Shares, and 0 Class T Shares. The aggregate amount beneficially owned by Pruco Life Insurance Company is 5,845,336.434 Class I Shares, 0 Class S Shares, 0 Class D Shares, and 0 Class T Shares representing 98.5 percent of Class I Shares, 0 percent of Class S Shares, 0 percent of Class D Shares, and 0 percent of Class T Shares. Cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class I Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- Prudential Financial, Inc. (CIK 0001137774): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 7,326,017.66; sole dispositive power 0; shared dispositive power 7,326,017.66; aggregate amount beneficially owned 7,326,017.66 (99.9% of the class)
  Comment: Comment: This Schedule 13D relates to the following classes of securities: Class I common stock, par value $0.001 per share (the "Class I Shares") with CUSIP No. 69419Y105, Class S common stock, par value $0.001 per share (the "Class S Shares") with CUSIP 69419Y303, Class D common stock, par value $0.001 per share (the "Class D Shares") with CUSIP 69419Y204 and the Class T common stock, par value $0.001 per share (the "Class T Shares") with CUSIP 69419Y402 of PGIM Private Real Estate Fund, Inc., a Maryland corporation (the "Issuer"). Prudential Financial, Inc. has shared voting power and dispositive power with respect to 7,326,017.662 Class I Shares, 1,055.844 Class S Shares, 1,067.891 Class D Shares, and 1,055.844 Class T Shares. The aggregate amount beneficially owned by Prudential Financial, Inc. is 7,326,017.662 Class I Shares, 1,055.844 Class S Shares, 1,067.891 Class D Shares, and 1,055.844 Class T Shares representing 99.9 percent of Class I Shares, 100 percent of Class S Shares, 100 percent of Class D Shares, and 100 percent of Class T Shares. Cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class I Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class I common stock, par value $0.001
Name of issuer: PGIM Private Real Estate Fund, Inc.
Address of issuer's principal executive offices: 655 Broad Street, Newark, New Jersey (NJ), 07102
Comment: Item 1 Comment: This amendment No. 9 ("Amendment No. 9") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 14, 2023, as amended by amendment No. 1 thereto filed with the Commission on March 18, 2024, amendment No. 2 filed with the Commission on June 24, 2024, amendment No. 3 filed with the Commission on October 10, 2024, amendment No. 4 filed with the Commission on November 27, 2024, Amendment No. 5 filed with the Commission on December 17, 2024, Amendment No. 6 filed with the Commission on December 27, 2024, Amendment No. 7 filed with the Commission on February 5, 2025, and Amendment No. 8 filed with the Commission on March 14, 2025 (as amended, the "Schedule 13D") related to the Class I shares of common stock, par value $0.001 per share (the "Class I Shares"), Class S shares of common stock, par value $0.001 per share (the "Class S Shares"), Class D shares of common stock, par value $0.001 per share (the "Class D Shares") and Class T shares of common stock, par value $0.001 per share (the "Class T Shares" and collectively, the "Common Stock") of PGIM Private Real Estate Fund, Inc., a Maryland corporation (the "Issuer"). The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

As of the date hereof, PGIM Strategic Investments, Inc. directly holds 1,055.844 Class S Shares, 1,067.891 Class D Shares, and 1,055.844 Class T Shares. Pruco Life Insurance Company directly holds 5,845,336.434 Class I Shares. The Prudential Insurance Company of America directly holds 1,480,681.228 Class I Shares. The Prudential Insurance Company of America may be deemed the beneficial owner of the Common Stock beneficially held by Pruco Life Insurance Company. Prudential Financial Inc. may be deemed the beneficial owner of the Common Stock beneficially owned by PGIM Strategic Investments, Inc., The Prudential Insurance Company of America and Pruco Life Insurance Company.

On March 25, 2025, The Prudential Insurance Company of America purchased 52,594.670 Class I Shares at $28.52 per Class I Share for an aggregate purchase price of $1,500,000, which was paid for from The Prudential Insurance Company of America's invested capital.

On March 26, 2025, The Prudential Insurance Company of America purchased 1,340,694.006 Class I Shares at $28.53 per Class I Share for an aggregate purchase price of $38,250,000, which was paid for from The Prudential Insurance Company of America's invested capital.

The Prudential Insurance Company of America, PGIM Strategic Investments, Inc. and Pruco Life Insurance Company participate in the dividend reinvestment plan (the "DRIP") of the Issuer, through which holders of Common Stock may choose to have cash dividends or cash distributions automatically reinvested in Common Stock and, consequently, were issued additional Common Stock in lieu of receiving cash payments as set forth on Exhibit 99.1 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof, PGIM Strategic Investments, Inc. directly holds an aggregate of 1,055.844 Class S Shares, representing 100% of the outstanding Class S Shares; an aggregate of 1,067.891 Class D Shares, representing 100% of the outstanding Class D Shares; and an aggregate of 1,055.844 Class T Shares, representing 100% of the outstanding Class T Shares. PGIM Strategic Investments, Inc. is an indirect wholly-owned subsidiary of Prudential Financial, Inc., and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein directly held by PGIM Strategic Investments, Inc. As of the date hereof, Pruco Life Insurance Company directly holds 5,845,336.434 Class I Shares representing approximately 79.8% of the outstanding Class I Shares. As of the date hereof, The Prudential Insurance Company of America directly holds 1,480,681.228 Class I Shares representing approximately 20.2% of the outstanding Class I Shares. Pruco Life Insurance Company is a wholly owned subsidiary of The Prudential Insurance Company of America, which in turn is a wholly-owned subsidiary of Prudential Financial, Inc., and as such, The Prudential Insurance Company of America may be deemed the beneficial owner of the Common Stock beneficially held by Pruco Life Insurance Company and Prudential Financial Inc. may be deemed the beneficial owner of the Common Stock beneficially owned by PGIM Strategic Investments, Inc., The Prudential Insurance Company of America and Pruco Life Insurance Company. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than a direct holder of the Issuer securities reported herein) is the beneficial owner of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and each of the Reporting Persons (other than to the extent it directly holds Issuer securities reported herein) expressly disclaims beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item (a) above.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Schedule 13D, including Exhibit 99.1, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Stock since the filing of Amendment No. 8 on March 14, 2025.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.1 Item 3 disclosure: DRIP Issuances

## Signatures
- PGIM Strategic Investments, Inc.: /s/ Andrew French, Andrew French/Attorney-in-Fact (03/28/2025)
- The Prudential Insurance Company of America: /s/ Andrew French, Andrew French/Attorney-in-Fact (03/28/2025)
- Pruco Life Insurance Company: /s/ Andrew French, Andrew French/Attorney-in-Fact (03/28/2025)
- Prudential Financial, Inc.: /s/ Andrew French, Andrew French/Second Vice President (03/28/2025)